Exhibit 99.1

Stellantis to Invest $13 Billion to Grow in the United States

Expands U.S. Production by 50% With Five New Vehicle Launches and 19 Product Actions Over Next Four Years, Adding More Than 5,000 New Jobs at Plants in Illinois, Ohio, Michigan and Indiana

•Largest single investment in Company’s 100-year history, which benefits all U.S. assembly plants
•Belvidere, Illinois, plant to reopen for production of two new Jeep® vehicles
•All-new midsize truck to be assembled in Toledo, Ohio
•Warren, Michigan, plant to produce all-new range-extended EV and internal combustion engine large SUV
•Next-generation Dodge Durango to be built in Detroit
•Kokomo, Indiana, facilities to produce all-new GMET4 EVO engine

AUBURN HILLS, Michigan, October 14, 2025 – Stellantis announced today plans to invest $13 billion over the next four years to grow its business in the critical United States market and to increase its domestic manufacturing footprint. The investment is the largest in the Company’s 100-year U.S. history and will support the introduction of five new vehicles across the brand portfolio in key segments; production of the all-new four-cylinder engine; and the addition of more than 5,000 jobs at plants in Illinois, Ohio, Michigan and Indiana.

The new investment will further expand Stellantis’ already significant U.S. footprint, increasing annual finished vehicle production by 50% over current levels. The new product launches will be in addition to a regular cadence of 19 refreshed products across all U.S. assembly plants and updated powertrains planned through 2029.

“This investment in the U.S. – the single largest in the Company’s history – will drive our growth, strengthen our manufacturing footprint and bring more American jobs to the states we call home,” said Antonio Filosa, Stellantis CEO and North America COO. “As we begin our next 100 years, we are putting the customer at the center of our strategy, expanding our vehicle offerings and giving them the freedom to choose the products they want and love.”

“Accelerating growth in the U.S. has been a top priority since my first day. Success in America is not just good for Stellantis in the U.S. — it makes us stronger everywhere,” Filosa said.

Plant Investment Details1

The $13 billion investment plan includes research and development and supplier costs to execute the Company’s full product strategy over the next four years as well as investments in its manufacturing operations. The details of the plant-specific investments follow:

Illinois

Stellantis intends to invest more than $600 million to reopen the Belvidere Assembly Plant to expand production of the Jeep® Cherokee and Jeep Compass for the U.S. market. With an initial production launch expected in 2027, these actions are anticipated to create around 3,300 new jobs.

Ohio

With an investment of nearly $400 million, assembly of an all-new midsize truck, previously allocated to the Belvidere plant, plans to move to the Toledo Assembly Complex, where it will join the Jeep Wrangler and Jeep Gladiator. The production shift could create more than 900 jobs. Launch timing is expected in 2028.

The Company also intends to continue with investments in its Toledo operations as previously announced in January. This includes additional technologies and strong product actions for both the Jeep Wrangler and Jeep Gladiator, and more components critical to production at the Toledo Machining Plant.

Michigan

Stellantis plans to develop an all-new range-extended EV and internal combustion engine large SUV that will be produced at the Warren Truck Assembly Plant beginning in 2028. The Company will invest nearly $100 million to retool the facility. It is anticipated that the new program will add more than 900 jobs at the plant, which currently assembles the Jeep Wagoneer and Grand Wagoneer.

The Company also expects to invest $130 million to prepare the Detroit Assembly Complex – Jefferson for production of the next-generation Dodge Durango, reaffirming its commitment from January. Production is anticipated to launch in 2029.

Indiana

The Company confirms its January announcement to make additional investments in several of its Kokomo facilities to produce the all-new four-cylinder engine – the GMET4 EVO – beginning in 2026. The Company plans to invest more than $100 million and to add more than 100 jobs to ensure that the U.S. will be the manufacturing home of this strategic powertrain.

Stellantis’ U.S. footprint includes 34 manufacturing facilities, parts distribution centers and research and development locations across 14 states. These operations support more than 48,000 employees, 2,600 dealers and nearly 2,300 suppliers in thousands of communities across the country. Today’s announcement builds on the previously announced actions in January 2025.
NOTES

(1)Investments detailed in this release are subject to the successful negotiation and final approval of development packages with appropriate state and local governments.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Kaileen CONNELLY +1 248-428-5168 – kaileen.connelly@stellantis.com
Jodi TINSON +1 586-219-0677 – jodi.tinson@stellantis.com
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com

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